                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                          of the Securities Act of 1934

                             TETON PETROLEUM COMPANY
                                (Name of Issuer)

                             TETON PETROLEUM COMPANY
                      (Name of Person(s) Filing Statement)

                         Common Stock Purchase Warrants
                         (Title of Class of Securities)

                                       n/a
                      (CUSIP Number of Class of Securities)

                           H. Howard Cooper, President
                             TETON PETROLEUM COMPANY
                                 P.O. Box 774327
                           Steamboat Springs, CO 80477
                                 (970) 870-1417

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s)) Filing Statement

                                 With copies to:
                                Gregory Sichenzia
                                 Thomas A. Rose
                       Sichenzia Ross Friedman Ference LLP
                     1065 Avenue of the Americas, 21st Floor
                               New York, NY 10018

                                       N/A
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                            Calculation of Filing Fee
--------------------------------------------------------------------------------

Transaction Valuation                                                 Amount of
                                                                      Filing Fee
$4,527,391.30 based upon price                                         $416.52
of Common Stock on August 21, 2002

____ Checkbox if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of the filing.

AMOUNT PREVIOUSLY PAID:

FILING PARTY:

FORM OR REGISTRATION NO.:

DATE FILED:

___ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

___ third-party tender offer subject to Rule 14D-1.

_X_ issuer tender offer subject to Rule 13e-4.

___ going-private transaction subject to Rule 13e-3.

___ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

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ITEM 1.  SUMMARY.

         On September 5 and September 12, 2002, Teton Petroleum Company ("Teton"), filed a Schedule T/O and Schedule T/O-A with the Securities and Exchange Commission ("SEC"), respectively. To date, Teton has not commenced or disseminated such tender offer to its warrant holders and will not be doing so at this time. Accordingly, warrant holders should not tender their warrants to Teton at this time. In the event Teton decides to commence such tender offer at another time, a new Schedule T/O will be filed with the SEC.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2002

                           TETON PETROLEUM COMPANY



By: /s/ H. Howard Cooper
    -----------------------
    Howard Cooper
    President


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